Fax



Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	Fax (to):	001 202 772 9207
From:	Ruth Pavey	Date:	25 October 2006
Pages:	4		

SUPPL

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully




06017726

Ruth Pavey
Company Secretarial Assistant

dw 10/26


LIBERTY
INTERNATIONAL

October 25, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,



Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR I D HAWKSWORTH, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **PARAMOUNT NOMINEES LIMITED**	8.	State the nature of the transaction **TRANSFER ON EXERCISE OF OPTIONS TO EMPLOYEE**
9.	Number *of shares*, debentures or financial instruments relating to *shares* Transferred **10,000**	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) **0.003%**
11.	Price per *share* or value of transaction **545p**	12.	Date and place of transaction **19 OCTOBER 2006**
13.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **1,240,456 (0.367%)**	14.	Date issuer informed of transaction **24 OCTOBER 2006**
15.	Any additional information	16.	Name of contact and telephone number for queries **RUTH PAVEY** **020 7960 1236**

File No. 82-34722

Name and signature of duly authorised officer of *issuer* responsible for making notification
RUTH PAVEY
Date of notification
25 OCTOBER 2006


LIBERTY
INTERNATIONAL

Fax

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Kerin Williams	**Date:**	16 October 2006
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find an announcement made on the London Stock Exchange today.

Yours faithfully

Kerin Williams
Deputy Company Secretary


LIBERTY
INTERNATIONAL

October 16, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Board Changes and Directors' details".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC

Notification of Board Changes and Directors' details

In accordance with Listing Rule 9.6.13(1) Liberty International PLC announces that Ian Hawksworth, Managing Director of Capital & Counties and an executive Director of Liberty International, has an external directorship in Japan Residential Investment Company Limited, a company which was listed on AIM on 13 October 2006.

Susan Folger
Company Secretary

16 October 2006

Fax



Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	16 October 2006
Pages:	4		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant


LIBERTY
INTERNATIONAL

October 16, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,



Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

A. Exercise of Options and Vesting of Bonus Shares

Options were exercised over a total of 38,127 Ordinary shares in Liberty International PLC by six employees of Liberty International PLC on 11 October 2006. Additionally, 4,089 shares, originally awarded under the company's annual bonus scheme arrangements, were transferred to a former employee on 13 October 2006.

The shares required for the option exercises and vesting of bonus shares mentioned above were provided by transfers of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, these changes are disclosable as a change in their interests.

B. Interests of ESOP

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR I D HAWKSWORTH, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**

File No. 82-34722

7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **PARAMOUNT NOMINEES LIMITED**	8.	State the nature of the transaction **a-d) TRANSFER TO EMPLOYEES ON EXERCISE OF SHARE OPTIONS** **e) TRANSFER TO FORMER EMPLOYEE ON VESTING OF BONUS SHARE AWARDS**
9.	Number of shares, debentures or financial instruments relating to shares Transferred **a) 2,500** **b) 4,141** **c) 15,000** **d) 16,486** **e) 4,089**	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **a) 0.001** **b) 0.001** **c) 0.004** **d) 0.005** **e) 0.001**
11.	Price per share or value of transaction **a) 419p** **b) 512p** **c) 545p** **d) 565p** **e) nil**	12.	Date and place of transaction **a-d) 11 OCTOBER 2006** **e) 13 OCTOBER 2006**
13.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **1,250,456 (0.370%)**	14.	Date issuer informed of transaction **13 OCTOBER 2006**
15.	Any additional information	16.	Name of contact and telephone number for queries **RUTH PAVEY** **020 7960 1236**

Name and signature of duly authorised officer of *issuer* responsible for making notification **RUTH PAVEY**
Date of notification **16 OCTOBER 2006**

Fax


LIBERTY
INTERNATIONAL

RECEIVED
2006 OCT 26 P 1:7
OFFICE OF INTERNATIONAL
CORPORATE FINA

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	26 October 2006
Pages:	3		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant


LIBERTY
INTERNATIONAL

October 26, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Directorate Change".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC

Retirement of John Saggers

Further to the announcement of 14 June 2006 we confirm that John Saggers has today retired from the Boards of Liberty International PLC and Capital & Counties Limited.

Kerin Williams
Deputy Company Secretary

26 October 2006